Exhibit 99.1

Inside information: North Holdings 3 Oy announces a voluntary recommended public cash tender offer for all the shares in Caverion Corporation

NORTH HOLDINGS 3 OY	INSIDE INFORMATION	November 3, 2022 at 8:15 a.m. EET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

North Holdings 3 Oy announces a voluntary recommended public cash tender offer for all the shares in Caverion Corporation

•	North (BC) Lux Holdco SARL, Security Trading Oy, Fennogens Investments S.A. and Corbis S.A. form a consortium (the “Consortium”) for the purposes of the voluntary recommended public cash tender offer for all the issued and outstanding shares in Caverion Corporation (“Caverion”).
•	The transaction will enable Caverion to undertake an extensive transformation to sustainably improve its long-term performance.
•	The Consortium intends to support the development of Caverion with significant financial resources and industrial expertise.
•	Opportunity for Caverion’s shareholders to realize their investment in Caverion at an attractive premium.
•	The Consortium’s existing shareholding combined with irrevocable undertakings to support the offer received from Caverion’s shareholders represent approximately 42.5 percent of Caverion’s outstanding shares in aggregate.

North Holdings 3 Oy (the “Offeror”), a private limited liability company incorporated and existing under the laws of Finland, that will be indirectly owned by a consortium led by North (BC) Lux Holdco SARL (“Bain Luxco”) (a vehicle owned and controlled by funds managed or advised by Bain Capital Private Equity (Europe), LLP, and/or its affiliates (together “Bain Capital” and such funds being the “Bain Capital Funds”) and further including Security Trading Oy (“Security Trading”), Fennogens Investments S.A. (“Fennogens”) and Corbis S.A. (“Corbis”) (together the “Consortium”), hereby announces a voluntary recommended public cash tender offer for all the issued and outstanding shares in Caverion Corporation (“Caverion” or the “Company”) that are not held by Caverion or its subsidiaries (the “Shares” or, individually, a “Share”) (the “Tender Offer”). The shareholders of Caverion (other than Caverion or its subsidiaries) will be offered a cash consideration of EUR 7.00 for each Share validly tendered in the Tender Offer (the “Offer Price”). The Board of Directors of Caverion, represented by a quorum comprising the non-conflicted members of the Board of Directors, has unanimously decided to recommend that the shareholders of Caverion accept the Tender Offer.

KEY HIGHLIGHTS AND SUMMARY OF THE TENDER OFFER

•	On November 3, 2022, the Offeror and Caverion entered into a combination agreement (the “Combination Agreement”) pursuant to which the Offeror will make the Tender Offer for all of the issued and outstanding shares in Caverion, excluding shares held by Caverion and its subsidiaries. Bain Luxco, Security Trading, Fennogens and Corbis have formed a Consortium for the purposes of the Tender Offer, which indirectly will own the Offeror following the completion of the Tender Offer.
•	The Offer Price under the Tender Offer is EUR 7.00 in cash for each Share validly tendered in the Tender Offer, subject to any adjustments as set out in the section “The Tender Offer in Brief” below.
•	The Offer Price represents a premium of approximately 49.3 percent compared to the closing price (EUR 4.69) of the Share on Nasdaq Helsinki Ltd (“Nasdaq Helsinki”) on November 2, 2022, the last trading day immediately preceding the announcement of the Tender Offer, and a premium of approximately 48.6 percent compared to the volume-weighted average price (EUR 4.71) of the Share on Nasdaq Helsinki during the three-month period prior to and up to November 2, 2022.

•	The Tender Offer values Caverion’s total equity at approximately EUR 955.3 million (disregarding the 2,447,447 shares held in treasury by Caverion).
•	The Board of Directors of Caverion, represented by a quorum comprising the non-conflicted members of the Board of Directors, has unanimously decided to recommend that the shareholders of Caverion accept the Tender Offer.
•	The Consortium believes that private ownership will enable Caverion to reach its full potential through an extensive transformation plan accelerating growth and profitability. The private setting will allow Caverion’s management to focus on driving longer term value creation without considerations for short-term market volatility.
•	The Consortium is well-positioned to support the transformation of the Company thanks to Bain Capital’s considerable experience in the industry and distinctive approach to investments, working alongside management in the pursuit of long-term strategic goals. The prominent participation of Caverion’s major shareholders in the Consortium will also ensure continuity with Caverion’s culture and history. Together, this unique group of investors is best equipped with relevant industrial expertise and adequate capital resources to support the transformation of Caverion.
•	The completion of the Tender Offer is not expected to have any immediate material effects on the operations, or the position of the management or employees, of Caverion. However, as is customary, the Offeror intends to change the composition of the Board of Directors of Caverion after the completion of the Tender Offer.
•	Together with the Shares held by the Consortium, the irrevocable undertakings to support the Tender Offer represent approximately 42.5 percent of all the Shares and votes in Caverion in aggregate.
•	The Offeror has secured the required equity and debt financing to finance the Tender Offer at completion in accordance with its terms, and subsequent compulsory redemption proceedings, if any, in accordance with the Finnish Companies Act (624/2006, as amended, the “Finnish Companies Act”).
•	The Offeror expects to publish a tender offer document (the “Tender Offer Document”) with detailed information on the Tender Offer on or about November 23, 2022. The offer period under the Tender Offer is expected to commence on or about November 24, 2022, and to expire on or about January 12, 2023, unless the Offeror extends the offer period in order to satisfy the conditions to completion of the Tender Offer, including, among others, receipt of all necessary regulatory approvals (or expiry of regulatory waiting periods, as the case may be). The Tender Offer is currently expected to be completed during the first quarter of 2023.
•	The completion of the Tender Offer is subject to the satisfaction or waiver by the Offeror of certain customary conditions on or prior to the Offeror’s announcement of the final results of the Tender Offer including, among others, that approvals by all necessary competition authorities and other regulatory authorities have been received (or regulatory waiting periods have expired, as the case may be) and the Offeror having gained control to more than 90 percent of the Shares and votes in Caverion.

Commenting on the Tender Offer, Ivano Sessa, Managing Director, Head of Industrial Vertical, Bain Capital & Halvor Horten, Managing Director, Head of Nordics, Bain Capital:

“We have followed Caverion closely for several years and believe that to ensure that the Company reaches its full potential, an extensive transformation plan under a period of private ownership is needed. To this end, we have formed a consortium that is exceptionally well-suited to support the successful transformation of the Company. Bain Capital has a strong track record of successfully developing and transforming industrial companies through a period of private ownership, including in the Nordic region. One of our core values revolves around partnerships with management teams to offer insights and expertise that challenge conventional thinking, helping to build great businesses and improve the way they operate and serve customers, while Security Trading, Fennogens and Corbis remain as core owners providing cultural and historical continuity. Together, this unique group of investors intends to invest a significant amount of time and capital resources to deliver its strategic initiatives, to pursue an ambitious investment program and to support the Company, its management and employees in the transformation and long-term development of the Company.”

Commenting on the Tender Offer, Mats Paulsson, Chairman of the Board of Directors of Caverion:

“Over the past years, Caverion’s management and employees have strengthened the company’s profitability gradually year-by-year. In May this year we announced our updated strategy and targets until the end of 2025, including a renewed focus to grow sustainably and responsibly. I am proud of our dedicated employees, who are delivering high quality service to our customers. Our investment in our skilled people as well as digital innovation and energy management solutions will enable us to remain at the forefront of our industry. The interest from the Consortium underlines the relevance of our strategy. Nonetheless, the Board of Directors also recognises that continued execution is required to realise the full potential of the business and to meet the targets, with the current socio-political and macro-economic environment creating a number of uncertainties. For our shareholders, the offer represents a substantial premium to Caverion’s share price and reflects a fair offer when considering our long-term prospects and targets due to the aforementioned risks.”

Commenting on the Tender Offer, Jacob Götzsche, President and CEO of Caverion:

“Since I joined Caverion, I have been very proud of the transformation that our organization has achieved and continues to do so. I believe that Caverion has come a long way and has truly built a strong foundation from which it can capitalize on its potential. Our innovative and industry-leading digital and energy management offerings are even more relevant in today’s complex environment. The offer made by the Consortium provides clear evidence that Caverion’s goal to achieve “Sustainable Growth” by delivering to our customers along the building’s lifecycle and assisting in their Smart Building and green transitions is an attractive strategy for the future. I believe that with the support and resources from Bain Capital and the Consortium we will be able to further accelerate our business and deliver value to all stakeholders. We at Caverion continue our daily work as usual, focusing on serving our customers and working together across the company.”

ABOUT THE CONSORTIUM

Bain Luxco is owned and controlled by the Bain Capital Funds. Bain Capital is one of the most experienced and successful private investment firms globally, having made more than 1,230 primary and add-on investments with approximately USD 160 billion assets under management. The firm has more than 620 investment professionals worldwide spread throughout its global network in Europe, Asia and North America. Bain Capital has made numerous successful and value-enhancing investments and exits in the Nordic region over the past years. Notably, the company led the successful take-private of Ahlstrom-Munksjö, a global leader in innovative and sustainable fiber-based materials, which was delisted from Nasdaq Helsinki last year. Further, from 2012 Bain Capital was the owner of Bravida, a leading Nordic technical installation and services provider, listing the business on Nasdaq Stockholm in 2015.

Security Trading is an investment company owned by the Antti Herlin family. As at the date of this announcement, Antti Herlin, Security Trading and Hisra Consulting and Finance Oy, which is a company fully owned by Security Trading, together hold approximately 15.43 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

Fennogens is an investment company owned by the Georg Ehrnrooth, Henrik Ehrnrooth and Carl-Gustaf Ehrnrooth families. As at the date of this announcement, Fennogens holds approximately 10.38 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

Corbis is an investment company owned by the Henrik Ehrnrooth family. As at the date of this announcement, Corbis holds approximately 1.27 percent of the Shares and votes in Caverion (excluding shares held in treasury by Caverion).

Security Trading, Fennogens and Corbis all represent long-term shareholders of Caverion since its establishment and they have significant operational experience of Caverion and the industry.

Bain Luxco, Security Trading, Fennogens and Corbis form the Consortium for the purposes of the Tender Offer and have committed to tender all Shares held by them to the Tender Offer. As at the date of this announcement, the Offeror, a private limited liability company incorporated under the laws of Finland, is indirectly owned by North Lux Topco SARL, which is a private limited company incorporated under the laws of Grand Duchy of Luxembourg. North Lux Topco SARL was incorporated to be the holding company in the acquisition structure and is currently owned by Bain Luxco. It is expected that immediately after the completion of the Tender Offer and the cash investments to be made by the Consortium members in North Lux Topco SARL, Bain Luxco will own approximately 72.92 percent, Security Trading approximately 15.43 percent, Fennogens approximately 10.38 percent and Corbis approximately 1.27 percent of the common shares in North Lux Topco SARL, subject to adjustment on the basis of pre-agreed maximum investment amounts of Security Trading, Fennogens and Corbis and the possible co-investment by Goldman Sachs Asset Management described below.

In addition, (i) certain funds managed by affiliates of The Goldman Sachs Group, Inc. and (ii) certain affiliates of The Goldman Sachs Group, Inc. (“Goldman Sachs Asset Management”) are providing subordinated debt financing to the PIK Borrower (as defined below) in connection with the Tender Offer. In connection with the subordinated debt financing arrangement, Goldman Sachs Asset Management may also make an equity co-investment alongside the Consortium members in North Lux Topco SARL. If the equity investment is made by Goldman Sachs Asset Management, it is expected that immediately after the completion of the Tender Offer Goldman Sachs Asset Management will own approximately 6–7 percent of the common shares in North Lux Topco SARL. A summary of the financing has been provided below under section “Financing”.

ABOUT CAVERION

Caverion is a public limited liability company incorporated under the laws of Finland with its shares listed on the official list of Nasdaq Helsinki. Caverion is a Northern & Central European-based expert for smart and sustainable built environments, enabling performance and people’s well-being. Caverion offers expert guidance during the entire life cycle of buildings, infrastructure or industrial sites and processes: from design & build to projects, technical and industrial maintenance, facility management as well as advisory services. Caverion’s more than 14,000 professionals serve customers in 10 countries.

BACKGROUND AND STRATEGIC RATIONALE

The Consortium recognizes that Caverion has been recently undertaking a major effort to enhance its operations and narrow the gap vis-à-vis some of its competitors in terms of operating and financial performance. Although such efforts have yielded some positive results, the deteriorating macro and market conditions are estimated to make it more challenging to continue the repositioning. The Consortium believes that to lock-in the improvements to date and to ensure future development, a step change in Caverion’s ongoing transformation is needed. The Consortium believes that under private ownership Caverion will be best placed to accelerate and deliver on the strategic initiatives needed for sustainably improving its long-run performance. To this aim, the Consortium intends to invest significant time and capital resources to support Caverion’s long-term development. Under private ownership, Caverion is expected to pursue an ambitious investment program in organic initiatives as well as acquisitions of synergistic businesses, notwithstanding a period of heightened economic and geo-political uncertainty. The Consortium believes that Caverion, in a private setting, will more effectively manage all above mentioned initiatives as well as current market challenges, as its management can devote its full attention to the business without the constraints imposed by the quarterly earnings cycle and the public market.

The Consortium is well-positioned to support the transformation of the Company due to Bain Capital’s considerable experience in the industry, including as a former investor in Bravida, and distinctive approach to investments, working alongside management in the pursuit of long-term strategic goals. With Bain Capital, Caverion will have a reference shareholder that can combine a long-term perspective with industrial expertise, and that has a strong track record of successfully developing companies through a period of private ownership. The Company’s long-term main shareholders’ prominent participation in the Consortium will ensure continuity with Company’s culture and history. Together, this unique group of investors, in good co-operation with Caverion’s employees, will bring along to the Company the appropriate long-term investment horizon, industrial expertise and financial resources.

The completion of the Tender Offer is not expected to have any immediate material effects on the operations, or the position of the management or employees, of Caverion. However, as is customary, the Offeror intends to change the composition of the Board of Directors of Caverion after the completion of the Tender Offer.

THE TENDER OFFER IN BRIEF

The Offeror and Caverion have on November 3, 2022, entered into the Combination Agreement pursuant to which the Offeror will make the Tender Offer. A summary of the Combination Agreement has been provided below under section “The Combination Agreement”.

The Offeror and Caverion have undertaken to comply with the Helsinki Takeover Code issued by the Finnish Securities Market Association (the “Helsinki Takeover Code”).

As at the date of this announcement, Caverion has 138,920,092 issued shares, of which 136,472,645 are outstanding Shares and 2,447,447 of which are held in treasury. As at the date of this announcement, Security Trading together with Antti Herlin directly and indirectly holds in aggregate 21,054,392 Shares, representing approximately 15.43 percent of all outstanding Shares and votes in Caverion, Fennogens directly holds 14,169,850 Shares, representing approximately 10.38 percent of all outstanding Shares and votes in Caverion and Corbis directly holds 1,739,412 Shares, representing approximately 1.27 percent of all outstanding Shares and votes in Caverion. As at the date of this announcement, neither the Offeror nor Bain Luxco hold any Shares.

The Offeror, Bain Luxco and Goldman Sachs Asset Management, each respectively, reserve the right to acquire Shares before, during and/or after the offer period (including any extension thereof and any subsequent offer period) in public trading on Nasdaq Helsinki or otherwise.

The Offer Price

The Offer Price is EUR 7.00 in cash for each Share validly tendered in the Tender Offer, subject to any adjustments as set out below.

The Offer Price represents a premium of approximately:

•	49.3 percent compared to EUR 4.69, i.e. the closing price of the Caverion share on Nasdaq Helsinki on November 2, 2022, the last trading day immediately preceding the announcement of the Tender Offer;
•	48.6 percent compared to EUR 4.71, i.e. the three-month volume-weighted average trading price of the Caverion share on Nasdaq Helsinki immediately preceding the announcement of the Tender Offer; and
•	49.9 percent compared to EUR 4.67, i.e. the six-month volume-weighted average trading price of the Caverion share on Nasdaq Helsinki immediately preceding the announcement of the Tender Offer.

The Offer Price has been determined based on 136,472,645 issued and outstanding Shares. Should the Company increase the number of Shares that are issued and outstanding on the date hereof as a result of a new share issue, reclassification, stock split (including a reverse split) or any other similar transaction with dilutive effect, or should the Company distribute a dividend or otherwise distribute funds or any other assets to its shareholders, or if a record date with respect to any of the foregoing occurs prior to any of the settlements of the completion trades (whether after the expiry of the offer period or any subsequent offer period), resulting in the distribution of funds not being payable to the Offeror, the Offer Price payable by the Offeror shall be reduced accordingly on a euro-for-euro basis.

The Offer Period

The offer period under the Tender Offer is expected to commence on or about November 24, 2022, and to expire on or about January 12, 2023. The Offeror reserves the right to extend the offer period from time to time in accordance with, and subject to, the terms and conditions of the Tender Offer and applicable laws and regulations, in order to satisfy the conditions to completion of the Tender Offer, including, among others, the receipt of all necessary regulatory approvals, permits, clearances and consents, including without limitation approvals required under applicable foreign direct investment laws, competition clearances (or, where applicable, the expiry of relevant waiting periods) required under applicable competition laws or other regulatory laws in any jurisdiction for the completion of the Tender Offer. The Tender Offer is currently expected to be completed during the first quarter of 2023.

The detailed terms and conditions of the Tender Offer as well as instructions on how to accept the Tender Offer will be included in the Tender Offer Document, which the Offeror expects to publish on or about November 23, 2022.

Recommendation by the Board of Directors of Caverion

The Board of Directors of Caverion, represented by a quorum comprising the non-conflicted members of the Board of Directors, has unanimously decided to recommend that the shareholders of Caverion accept the Tender Offer. The Board of Directors will issue its statement on the Tender Offer in accordance with the Finnish Securities Markets Act (746/2012, as amended, the “Finnish Securities Markets Act”) before the commencement of the offer period and it will be appended to the Tender Offer Document. The Board of Directors of Caverion received an opinion, dated November 3, 2022, of Caverion’s exclusive financial adviser, Bank of America Europe DAC, Stockholm branch (“BofA Securities”), to the effect that, as of the date of such opinion, the Offer Price to be paid to holders of Shares (other than Security Trading, Fennogens and Corbis and their respective affiliates) pursuant to the Tender Offer, was fair from a financial point of view, to such holders, which opinion was based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in such opinion. The opinion of BofA Securities was provided for the use and benefit of the Board of Directors of Caverion and does not constitute a recommendation as to how any holders of Shares should act in connection with the Tender Offer or any related matter. The complete opinion will be attached to the statement of the Board of Directors of Caverion.

Vice Chairman of the Board of Directors Markus Ehrnrooth, who is closely associated with two of the parties of the Consortium, Fennogens and Corbis, has not participated in any assessment or review of the implications of the Tender Offer by the Board of Directors or in any decision-making concerning the recommendation of the Board of Directors or the Combination Agreement. In line with the resolution of the Board of Directors of the Caverion, Markus Ehrnrooth has not participated in and has refrained from the work of the Board of Directors in Caverion during the pendency of the discussions between the Consortium and Caverion concerning the Tender Offer due to his material connections to and interests in the Offeror.

Support by certain shareholders of Caverion

Elo Mutual Pension Insurance Company, Ilmarinen Mutual Pension Insurance Company, Mandatum Life Insurance Company Limited and Varma Mutual Pension Insurance Company, together representing approximately 15.4 percent of all outstanding Shares and votes in Caverion, as well as Antti Herlin, Hisra Consulting and Finance Oy and Autumn Spirit Oü, which are not part of the Consortium but are related parties to the Consortium members and together represent approximately 0.5 percent of all outstanding Shares and votes in Caverion, have irrevocably undertaken to accept the Tender Offer. These irrevocable undertakings may be terminated among other terms in the event that the Offeror withdraws the Tender Offer, or in the event that a competing offer is announced by a third party with a consideration of at least EUR 7.70 per share and the Offeror does not match or exceed the consideration offered in such competing offer within a certain period of time.

Together with the Shares directly held by the Consortium members, the irrevocable undertakings represent approximately 42.5 percent of all the outstanding Shares and votes in Caverion in aggregate.

Conditions to Completion of the Tender Offer

A condition to the completion of the Tender Offer is that the requirements set forth below for the completion of the Tender Offer (the “Conditions to Completion”) are fulfilled on or by the date of the Offeror’s announcement of the final result of the Tender Offer in accordance with Chapter 11, Section 18 of the Finnish Securities Markets Act, or, to the extent permitted by applicable law, their fulfilment is waived by the Offeror:

1.	The Tender Offer has been validly accepted with respect to the Shares representing, together with any other Shares otherwise acquired by the Offeror prior to or during the Offer Period, more than ninety (90) percent of the Shares and voting rights in the Company calculated in accordance with Chapter 18 Section 1 of the Finnish Companies Act;

2.	The receipt of all necessary regulatory approvals, permits, clearances and consents, including without limitation approvals required under applicable foreign direct investment laws, competition clearances (or, where applicable, the expiry of relevant waiting periods) required under applicable competition laws or other regulatory laws in any jurisdiction for the completion of the Tender Offer, and that any conditions set out in such approvals, permits, clearances or consents, including, but not limited to, any requirements for the disposal of any assets of the Company or any reorganization of the business of the Company, are reasonably acceptable to the Offeror in that they are not materially adverse to the Offeror or the Company in view of the Tender Offer and have been satisfied or complied with to the extent necessary;

3.	No material adverse change has occurred on or after signing date of the Combination Agreement;

4.	The Offeror has not received information after signing date of the Combination Agreement previously undisclosed to it that constitutes or results in a material adverse change;

5.	No information made public by the Caverion group or disclosed by the Company to the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including the rules of Nasdaq Helsinki, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a material adverse change;

6.	No legislation or other regulation has been issued and no court or regulatory authority of competent jurisdiction has given a decision or issued any regulatory action that would wholly or in any material part prevent, postpone or frustrate the completion of the Tender Offer;

7.	The Board of Directors of the Company has issued its unanimous recommendation that the holders of the Shares accept the Tender Offer and tender their Shares in the Tender Offer and the recommendation remains in full force and effect and has not been withdrawn, modified, cancelled, or amended (excluding, however, any technical modification or change of the recommendation required under applicable laws or the Helsinki Takeover Code as a result of a competing offer or otherwise so long as the recommendation to accept the Tender Offer is upheld); and

8.	The Combination Agreement has not been terminated and remains in full force and effect.

The Conditions to Completion set out herein are exhaustive. The Offeror may invoke any of the Conditions to Completion so as to cause the Tender Offer not to proceed, to lapse or to be withdrawn, if the circumstances which give rise to the right to invoke the relevant Condition to Completion have a significant meaning to the Offeror in view of the Tender Offer, as referred to in the Regulations and Guidelines 9/2013 (Takeover bids and mandatory bids), as may be amended or re-enacted from time to time, issued by the Finnish Financial Supervisory Authority and the Helsinki Takeover Code. The Offeror reserves the right to waive any of the Conditions to Completion that have not been fulfilled, including with respect to Condition to Completion 1, to consummate the Tender Offer at a lower acceptance level or otherwise despite the non-fulfilment of some of the Conditions to Completion. If all Conditions to Completion have been fulfilled or the Offeror has waived the requirements for the fulfilment of all or some of them no later than at the time of announcement of the final results of the Tender Offer, the Offeror will consummate the Tender Offer in accordance with its terms and conditions after the expiration of the offer period by purchasing the Shares validly tendered in the Tender Offer and paying the Offer Price to the holders of the Shares that have validly accepted the Tender Offer.

Regulatory Approvals

The Offeror will, as soon as reasonably practicable, make all material and customary submissions, notifications and filings (or draft notifications as appropriate) required to obtain all necessary regulatory approvals, permits, clearances and consents, including without limitation approvals required under applicable foreign direct investment laws, competition clearances (or, where applicable, the expiry of relevant waiting periods) required under applicable competition laws or other regulatory laws in any jurisdiction for the completion of the Tender Offer.

Based on currently available information, the Offeror expects to obtain such necessary regulatory approvals, permits, clearances and consents and to complete the Tender Offer during the first quarter of 2023. The Offeror will use its reasonable best efforts to obtain such regulatory approvals. However, the length and outcome of the merger control and foreign investment clearance process is not within the control of the Offeror, and there can be no assurances that clearance will be obtained within the estimated timeframe, or at all.

Financing

The Offeror has received equity commitments, as evidenced in equity commitment letters addressed to the Offeror, and the indirect parent of the Offeror, North Holdings 1 Oy (the “PIK Borrower”) has received debt commitments (and interim debt commitments), as evidenced in a debt commitment letter addressed to the PIK Borrower, in each case, to finance the Tender Offer at completion and compulsory redemption proceedings, if any. The Offeror’s obligation to complete the Tender Offer is not conditional upon availability of financing (assuming that all the Conditions to Completion of the Tender Offer are satisfied or waived by the Offeror). The subordinated debt financing has been committed by Goldman Sachs Asset Management on a customary European “certain funds” basis and thus its availability is subject only to the following limited conditions:

a)	no event of default has occurred and is continuing in respect of a payment default, the breach of a major undertaking, a major misrepresentation, certain invalidities and repudiations, certain insolvency proceedings (and similar events elsewhere), or a change of control;

b)	it has not become illegal since the date on which Goldman Sachs Asset Management first became a party to make available or allow to remain outstanding the subordinated debt financing under the relevant facilities agreement; and

c)	the provision of certain customary documentary and commercial conditions precedent, each of which is satisfied or within the sole and absolute control of the PIK Borrower as at this date, in respect of the interim commitments.

Future plans concerning the Shares

The Offeror intends to acquire all the Shares. If, as a result of the completion of the Tender Offer, the Offeror’s ownership has exceeded 90 percent of all the Shares and votes in the Company, when calculated together with any Shares otherwise held by the Offeror prior to the date of the announcement of the final result of the Tender Offer, the Offeror will commence as soon as reasonably practicable compulsory redemption proceedings in accordance with the Finnish Companies Act for all the Shares not purchased pursuant to the Tender Offer. Thereafter, the Offeror will apply for the shares in Caverion to be delisted from Nasdaq Helsinki, as soon as permitted and reasonably practicable under the applicable laws and regulations and the rules of Nasdaq Helsinki.

The Combination Agreement

The Combination Agreement between Caverion and the Offeror sets forth the principal terms under which the Offeror will make the Tender Offer.

Under the Combination Agreement, the Board of Directors of Caverion may, at any time prior to the completion of the Tender Offer, withdraw, modify, cancel or amend its recommendation and take actions contradictory to the recommendation, including by way of deciding not to issue its recommendation for the shareholders of Caverion to accept the Tender Offer, but only if the Board of Directors of Caverion determines in good faith due to any event, condition, circumstance, development, occurrence, change, effect or fact (the “Effect”) occurring after the date of the Combination Agreement or an Effect occurring prior to the date of the Combination Agreement of which the Board of Directors of the Company was not aware as at the date of the Combination Agreement, after receiving written advice from its reputable external legal counsel and financial advisor(s) and after consultation with the Offeror, that such withdrawal, modification, cancellation or amendment of its recommendation or contrary action is required for the Board of Directors of the Company to comply with its mandatory fiduciary duties towards the holders of the Shares under Finnish laws and regulations (the “Fiduciary Duties”). If such an action by the Board of Directors of the Company is connected to a competing offer or a competing proposal, which the Board of Directors of the Company has determined in good faith to constitute a superior offer (including from financial and deliverability points of view to the Offeror’s Tender Offer) if made public, the Board of Directors of the Company may withdraw, modify, cancel or amend or take actions contradictory to its recommendation provided that the Board of Directors of the Company has (i) complied with its obligations in the Combination Agreement to not solicitate competing transactions, (ii) notified the Offeror of the Company’s receipt of the competing offer or competing proposal, (iii) in good faith provided the Offeror with an opportunity to negotiate with the Board of Directors of the Company about matters arising from the competing offer or competing proposal, and (iv) given the Offeror at least eight (8) business days from the date of publishing the competing offer or from the date of the Offeror having been informed in writing of a serious competing proposal and its material terms to enhance its Tender Offer as contemplated by the Combination Agreement.

The Company shall, and shall cause its subsidiaries and its and their respective representatives to, (a) not to, directly or indirectly, solicit, encourage, facilitate, promote, participate in any negotiations, provide information with respect to the Caverion group to any person in connection with, or otherwise cooperate in any manner with, any competing offer or inquiry or proposal for such offer or for any other transaction that could constitute or result in any competing transaction or otherwise prevent, harm, delay or hinder the completion of the Tender Offer, (b) cease and cause to be terminated any possible discussions, negotiations or other activities related to any competing proposal conducted prior the signing date of the Combination Agreement, (c) not to, upon receipt of a competing proposal, directly or indirectly, facilitate or promote the progress of such competing proposal, unless such measures are required in order for the Board of Directors of the Company to comply with its Fiduciary Duties (and only to the extent necessary for the fulfillment of the Fiduciary Duties), and provided that the Company complies with certain procedures about matters arising from such competing proposal.

The Combination Agreement further includes certain customary representations, warranties and undertakings by both parties, such as conduct of Caverion’s and each of its subsidiaries’ business in the ordinary course of business until the earlier of the date of the settlements of the completion trades with respect to the Shares tendered in the Tender Offer or the termination of the Combination Agreement in accordance with its terms and use of reasonable best efforts by the parties to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary or advisable to consummate in the most expeditious manner practicable, the Tender Offer and the transactions contemplated by the Combination Agreement.

The Combination Agreement may be terminated and the transactions contemplated in the Combination Agreement abandoned by the Company or the Offeror in certain circumstances, including, among others, if a final, non-appealable injunction or other order issued by any court of competent jurisdiction or other final, non-appealable legal restraint or prohibition preventing the consummation of the Tender Offer has taken effect after the date of the Combination Agreement and continues to be in effect or upon a material breach of any warranty or undertaking given by the Company or the Offeror. If the Combination Agreement is terminated due to certain reasons specified in the Combination Agreement, the Offeror has agreed to reimburse expenses incurred by the Company up to the maximum amount of EUR 10,000,000 and the Company has agreed to reimburse expenses incurred by the Offeror up to the maximum amount of EUR 10,000,000.

ADVISERS

The Offeror has appointed UBS AG London Branch, Advium Corporate Finance Ltd., Goldman Sachs International, Nordea Bank Abp and BNP Paribas as financial advisers, Nordea Bank Abp as arranger outside of the United States and Kirkland & Ellis International LLP, Roschier, Attorneys Ltd. and Hannes Snellman Attorneys Ltd as legal advisers in connection with the Tender Offer. Caverion has appointed Bank of America Europe DAC, Stockholm branch as exclusive financial adviser and Castrén & Snellman Attorneys Ltd as legal adviser in connection with the Tender Offer.

INVITATION TO A NEWS CONFERENCE ON NOVEMBER 3, 2022 AT 10.00 AM EET

Caverion and representatives of the Consortium will arrange a news conference and conference call on November 3, 2022 at 10.00 a.m. (EET), as part of Caverion’s Interim Report news conference. The event will be held in English.

Webcast information

The news conference can be viewed live at https://caverion.videosync.fi/2022-q3.

It is also possible to participate in the event through a conference call by registering beforehand on the following link: https://call.vsy.io/access-8279.

Phone numbers and the conference ID to access the conference will be provided after the registration. To ask a question, press *5 on your telephone keypad to enter the queue.

During the webcast and conference call, all questions should be presented in English.

The presentation material and recording will be available at www.caverion.com/investors after the news conference.

Investor and Media enquiries:

Caverion

Jacob Götzsche, President and CEO, Caverion (contacts via Milena Hæggström)

Mikko Kettunen, CFO, Caverion, tel. +358 50 347 7462, mikko.kettunen@caverion.com

Milena Hæggström, Head of Investor Relations and External Communications, Caverion, tel. +358 40 5581 328, milena.haeggstrom@caverion.com

Bain Capital, Security Trading, Fennogens and Corbis

Taru Taipale, +358 50 470 6235, taru.taipale@miltton.com

IMPORTANT INFORMATION

THIS RELEASE MAY NOT BE RELEASED OR OTHERWISE DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS RELEASE IS NOT A TENDER OFFER DOCUMENT AND AS SUCH DOES NOT CONSTITUTE AN OFFER OR INVITATION TO MAKE A SALES OFFER. IN PARTICULAR, THIS RELEASE IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN, AND IS NOT AN EXTENSION OF THE TENDER OFFER, IN, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA. INVESTORS SHALL ACCEPT THE TENDER OFFER FOR THE SHARES ONLY ON THE BASIS OF THE INFORMATION PROVIDED IN A TENDER OFFER DOCUMENT. OFFERS WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND, WHEN PUBLISHED, THE TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAWS OR REGULATIONS. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE POSTAL SERVICE OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE OR THE INTERNET) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA. THE TENDER OFFER CANNOT BE ACCEPTED, DIRECTLY OR INDIRECTLY, BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND OR SOUTH AFRICA AND ANY PURPORTED ACCEPTANCE OF THE TENDER OFFER RESULTING DIRECTLY OR INDIRECTLY FROM A VIOLATION OF THESE RESTRICTIONS WILL BE INVALID.

THIS STOCK EXCHANGE RELEASE HAS BEEN PREPARED IN COMPLIANCE WITH FINNISH LAW, THE RULES OF NASDAQ HELSINKI AND THE HELSINKI TAKEOVER CODE AND THE INFORMATION DISCLOSED MAY NOT BE THE SAME AS THAT WHICH WOULD HAVE BEEN DISCLOSED IF THIS ANNOUNCEMENT HAD BEEN PREPARED IN ACCORDANCE WITH THE LAWS OF JURISDICTIONS OUTSIDE OF FINLAND.

Information for shareholders of Caverion in the United States

Shareholders of Caverion in the United States are advised that the Shares are not listed on a U.S. securities exchange and that Caverion is not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

The Tender Offer will be made for the issued and outstanding shares of Caverion, which is domiciled in Finland, and is subject to Finnish disclosure and procedural requirements. The Tender Offer is made in the United States pursuant to Section 14(e) and Regulation 14E under the Exchange Act, subject to the exemption provided under Rule 14d-1(d) under the Exchange Act, and otherwise in accordance with the disclosure and procedural requirements of Finnish law, including with respect to the Tender Offer timetable, settlement procedures, withdrawal, waiver of conditions and timing of payments, which are different from those of the United States. In particular, the financial information included in this announcement has been prepared in accordance with applicable accounting standards in Finland, which may not be comparable to the financial statements or financial information of U.S. companies. The Tender Offer is made to Caverion’s shareholders resident in the United States on the same terms and conditions as those made to all other shareholders of Caverion to whom an offer is made. Any informational documents, including this announcement, are being disseminated to U.S. shareholders on a basis comparable to the method that such documents are provided to Caverion’s other shareholders.

To the extent permissible under applicable law or regulations, the Offeror and its affiliates or its brokers and its brokers’ affiliates (acting as agents for the Offeror or its affiliates, as applicable) may from time to time after the date of this stock exchange release and during the pendency of the Tender Offer, and other than pursuant to the Tender Offer, directly or indirectly purchase or arrange to purchase Shares or any securities that are convertible into, exchangeable for or exercisable for Shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. To the extent information about such purchases or arrangements to purchase is made public in Finland, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Caverion of such information. In addition, the financial advisers to the Offeror may also engage in ordinary course trading activities in securities of Caverion, which may include purchases or arrangements to purchase such securities. To the extent required in Finland, any information about such purchases will be made public in Finland in the manner required by Finnish law.

Neither the SEC nor any U.S. state securities commission has approved or disapproved the Tender Offer, passed upon the merits or fairness of the Tender Offer, or passed any comment upon the adequacy, accuracy or completeness of the disclosure in relation to the Tender Offer. Any representation to the contrary is a criminal offence in the United States.

The receipt of cash pursuant to the Tender Offer by a U.S. holder of Shares may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each holder of Shares is urged to consult its independent professional advisers immediately regarding the tax and other consequences of accepting the Tender Offer.

To the extent the Tender Offer is subject to U.S. securities laws, those laws only apply to U.S. holders of Shares and will not give rise to claims on the part of any other person. It may be difficult for Caverion’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since the Offeror and Caverion are located in non-U.S. jurisdictions and some or all of their respective officers and directors may be residents of non-U.S. jurisdictions. Caverion shareholders may not be able to sue the Offeror or Caverion or their respective officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel the Offeror and Caverion and their respective affiliates to subject themselves to a U.S. court’s judgment.

Disclaimer

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom. UBS AG London Branch is acting exclusively for the Offeror and no one else in connection with the Tender Offer or the matters referred to in this document, will not regard any other person (whether or not a recipient of this document) as its client in relation to the Tender Offer and will not be responsible to anyone other than the Offeror for providing the protections afforded to its clients or for providing advice in relation to the Tender Offer or any other transaction or arrangement referred to in this document.

Advium Corporate Finance Ltd is acting exclusively on behalf of the Offeror and no one else in connection with the Tender Offer or other matters referred to in this document, does not consider any other person (whether the recipient of this document or not) as a client in connection to the Tender Offer, and is not responsible to anyone other than the Offeror for providing protection or providing advice in connection with the Tender Offer or any other transaction or arrangement referred to in this document.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for the Offeror and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Tender Offer or any matter or arrangement referred to in this stock exchange release.

Nordea Bank Abp is acting as financial adviser to the Offeror and arranger outside of the United States and no one else in connection with the Tender Offer, and will not regard any other person as its client in relation to the Tender Offer and will not be responsible to anyone other than the Offeror for providing the protection afforded to clients of Nordea Bank Abp, nor for providing advice in relation to the Tender Offer or the other matters referred to in this stock exchange release. For the avoidance of doubt, Nordea Bank Abp is not registered as a broker or dealer in the United States of America and will not be engaging in direct communications relating to the Tender Offer with investors located within the United States (whether on a reverse inquiry basis or otherwise). U.S. shareholders should contact their brokers with any questions relating to the Tender Offer.

BNP Paribas, which is duly authorized and lead-supervised by the European Central Bank and the Autorité de Contrôle Prudentiel et de Résolution, is acting exclusively for the Offeror and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than the Offeror for providing the protections afforded to clients of BNP Paribas, or for giving advice in connection with the Tender Offer or any matter or arrangement referred to in this stock exchange release.

Bank of America Europe DAC, Stockholm branch, a subsidiary of Bank of America Corporation, is acting exclusively for Caverion and no one else in connection with the Tender Offer and the matters set out in this stock exchange release, and will not be responsible to anyone other than Caverion for providing the protections afforded to its clients or for providing advice in relation to the Tender Offer or any matter or arrangement referred to in this stock exchange release.